NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040676

Received SEC
FEB 20 2008
Washington, DC 20549

February 20, 2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2008

Re: Bank of America Corporation
Incoming letter dated December 21, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Bank of America by the Missionary Oblates of Mary Immaculate, the Adrian Dominican Sisters, Providence Trust, St. Scholastica Monastery, Mount St. Scholastica, Monasterio Pan de Vida, and the Sisters of Charity of Saint Elizabeth. We also have received a letter on the proponents' behalf dated February 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

HUNTON & WILLIAMS

RECEIVED
2007 DEC 26 PM 6:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 21, 2007 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Missionary Oblates of Mary Immaculate and Multiple Co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 13, 2007 (the "Proposal") from the Missionary Oblates of Mary Immaculate and, subsequent thereto, from multiple co-filers identified at the end of this letter (collectively, the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the Corporation to disclose "quarterly collateral and other credit risk management policy for off balance sheet liabilities and exposure in the following areas:

- Structured Investment Vehicles;
- Structured securities
- Conduits"

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"). One must also consider the degree to which the proposal calls for additional disclosure or seeks to probe into matters of a complex nature upon which the stockholders, as a group, would not be in a position to make an informed judgment. *See id.* The Division has also considered whether the proposal involves matters of risk assessment. *See McDonald's Corporation* (February 14, 2006); *Dow Chemical Co.* (February 23, 2005); and *Potomac Electric Power*

Company (March 1, 1991). Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See 1998 Release.* Finally, a proposal that is styled as a request for a report does not change its ordinary business nature. The Division has long evaluated proposals requesting a report by considering the underlying subject matter of a proposal when applying Rule 14a-8(i)(7). *See Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 57 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and online banking with more than 23 million active users. The Corporation is the leading overall Small Business Administration ("SBA") lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. At September 30, 2007, the Corporation had total assets of over $1.5 trillion.

In the normal course of business, to serve its clients as well as on its own behalf, the Corporation enters into many financial arrangements. The arrangements are recorded based on Generally Accepted Accounting Principles ("GAAP"). Consistent with GAAP, certain arrangements are not required to be reflected on the Corporation's consolidated balance sheet. While not reflected on the consolidated balance sheet, the arrangements may otherwise potentially expose the Corporation to varying degrees of credit and market risk and, therefore, are subject to substantially similar credit and market risk limitation reviews as those instruments recorded on the Corporation's consolidated balance sheet. The Corporation has a rigorous risk management program, which is disclosed in the Corporation's periodic reports filed with the Commission and publicly available to all investors and potential investors, including the Proponent.

As a full service financial services company with a broad spectrum of clients, each with unique, complex and divergent financial needs, the Corporation constantly refines and develops its product mix as well as adjusts and evaluates its risk metrics and levels of acceptable risk. The Corporation is in the business of taking prudent risks using confidential and proprietary risk management policies, tools and procedures. In connection with its clients needs, and given the Corporation's financial size and structure, it must also, on a day-to-day basis, prudently manage its own assets and liabilities. To meet these challenges, the Corporation participates in transactions that generate potential liabilities that may not be reflected on its consolidated balance sheet as provided for in

GAAP. Among the numerous financial products the Corporation offers, manages and/or invests in, through certain of its subsidiaries, on its behalf or for the benefit of certain of its clients are structured securities, conduits and other financial products that may create off-balance sheet liabilities.[1] Managing these transactions and the related off-balance sheet exposures is an integral part of management's responsibility in directing the Corporation's day-to-day operations. The Corporation utilizes a variety of established policies, tools and procedures, under the leadership of management, including a Chief Risk Officer, who is appointed by the Chief Executive Officer and who is one of the most senior executive officers of the Corporation, as well as financial, mathematical and statistical experts, on an on-going basis to analyze the sufficiency of any applicable collateral associated with and the risks related to the Corporation's off-balance sheet liabilities. In addition, the Board of Directors has created an Asset Quality Committee to oversee credit risks to the Company's assets and related earnings.

Notwithstanding the foregoing, the Proponent believes that the stockholders at large are in a better position than management and the Board of Directors to evaluate the Corporation's policies regarding and exposures to off-balance sheet liabilities. The Corporation's internal policies regarding management of its liabilities and obligations, whether reflected in the consolidated balance sheet or otherwise, are integral, confidential and proprietary to the Corporation's business operations. The Corporation's financial transactions are detailed and complex and require a very high degree of financial knowledge and understanding to be properly managed, particularly in today's rapidly changing and unprecedented market environment. Clearly, the Corporation's management and Board of Directors are better positioned to manage these risks than its stockholders. As such, the Proposal usurps management and the Board's authority by allowing stockholders to govern the day-to-day business of managing the oversight of off-balance sheet arrangements and financial risk generally.

The Proposal Calls for Additional Disclosure Regarding Day-to-Day Operations.

The Division has consistently found that proposals seeking additional detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7). *See Johnson Controls, Inc.* (October 26, 1999). In many of these proposals, the proponents have cited insufficient disclosure by a company that the proponents deem necessary to enable them to gauge the company's exposure to risk. In *J.P. Morgan Chase & Co.* (February 28, 2001) ("*J.P. Morgan*"), a proposal requested detailed disclosure regarding the risks of inflation and deflation on the company's financial condition was excludable because it related to the company's ordinary

---

[1] The Corporation does not participate in any structured investment vehicles or sponsor any structured investment vehicles on behalf of clients. The Corporation does, on occasion, help its clients structure certain investment vehicles to meet their financial needs, such as a single seller commercial paper conduit. However, the Corporation is not exposed to any additional risk as a result of these advisory services.

business. In *J.P. Morgan*, the proponent complained that the current level of disclosure was insufficient for stockholders to understand the company's exposure from interest rate movements. In *Travelers Group, Inc.* (February 5, 1998, *affirmed* March 13, 1998) ("*Travelers Group*"), a proposal was excludable that requested the company adopt proposed accounting rules related to disclosure for its derivative operations. In *Travelers Group*, noting that the company "trades in some of the most complex and exotic derivatives products," the proponent complained that "current reporting standards do not require market value accounting for this trading and stockholders, therefore, have no reliable means of assessing off-balance sheet risks of derivative exposure." In *BankAmerica Corporation* (February 8, 1996) ("*BankAmerica*"), a proposal requesting that the company's governing instruments be amended to require very detailed disclosure regarding the company's reserve accounts was excludable because it related to the format and content of the company's periodic reports. In *BankAmerica,* the proponent complained that stockholders could not determine the "true profitability of BAC" based on the current disclosures. In *Crescent Real Estate Equities Company* (April 28, 2004) ("*Crescent*"), a proposal that requested additional disclosure regarding related party transactions was excludable. In *Crescent*, the proponent complained that stockholders cannot determine from the current disclosures whether related party transactions were "evaluated to ensure [that] they were in Crescent's best interests and on arms length terms." The proponent continued, "[w]e believe that shareholders should receive such information, which will assist them in monitoring Crescent's board and management." In *The Dow Chemical Company* (February 13, 2004) ("*Dow*"), a proposal requesting a detailed report related to certain toxic substances was excludable because it related to the company's ordinary business (i.e., the evaluation of risks and liabilities). In *Dow*, the proponent complained that the current level of disclosure did not clearly discuss "some of the most important policy issues confronting Dow, because [the disclosures] leave gaps." In *Conseco, Inc.* (April 18, 2000) ("*Conseco*"), a proposal to adopt a policy to ensure that accounting methods and financial statements adequately reflect the risk of sub prime lending was excludable as relating to the presentation of financial statements in reports to stockholders. In *Conseco*, the proponent complained, among other things, that the current level of disclosure was insufficient for stockholders to understand the company's exposure to financial loss from its lending activities. In *Occidental Petroleum Corporation* (December 11, 1997) ("*Occidental Petroleum*"), a proposal requesting detailed disclosure regarding the financial capacity of the company's auditors was excludable. In *Occidental Petroleum*, the proponent complained that the current disclosure was insufficient for stockholders to assess the auditor's ability to pay claims in the event of a financial loss due to accounting errors.

The clear thrust of the Proposal and its supporting statement is that the disclosure of off-balance sheet liabilities by the Corporation is insufficient. In the supporting statement, the Proponent perceives an "absence of reliable information about the many off-balance sheet instruments" and lack of transparency regarding market risk management systems. By requesting the Corporation to disclose "quarterly collateral and other credit risk management policy for off balance sheet liabilities and exposure in" certain structured finance arrangements, the Proposal, in essence, calls for added disclosure regarding a small segment of the Corporation's day-to-day operations beyond that called for by Commission rules and regulations and GAAP, i.e., its management of liabilities and obligations that do not meet GAAP's requirement for inclusion in the consolidated balance sheet.

The proposed reports would be required to detail specific aspects of off-balance sheet liabilities, namely collateral and credit risk management policies and exposure to three types of arrangements that GAAP may not require be included on a bank's balance sheet (i.e., structured investment[1] vehicles, structured securities and conduits). As with the letters discussed above, the Proposal appears to seek additional disclosure not otherwise required or already provided for under the requirements of GAAP and the Commission's rule and regulations so as to provide the Proponent with more information it believes is necessary to evaluate the Corporation's management of and exposure to arrangements not required or properly recorded on its consolidated balance sheet.

Furthermore, the responsibility for overseeing the disclosure process is a complex task with respect to which stockholders at large, are not in a position to make an informed judgment. The Proposal requests that the Corporation provide certain additional specified disclosures, some of which are already required to be included in the Corporation's filings with the Commission and various other government agencies. The requested disclosure goes beyond what is currently required under GAAP, Commission rules and regulations, banking regulations and other applicable disclosure requirements. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Corporation's disclosures, is within the discretion of the Corporation's Board of Directors and management, and is fundamentally a part of the ordinary business decisions made by the Corporation. *See e.g., Refac* (March 27, 2002) (allowing omission of a proposal requesting improved corporate disclosure practices); and *Time Warner, Inc.* (March 3, 1998) (allowing omission of a proposal requesting additional Year 2000 disclosure).

The Proposal Relates to Evaluation of Risk and Risk Management Policies.

In addition to the numerous no-action letters cited above that deal with risk assessment, the Division has long found proposals generally relating to the "evaluation of risk" or "risk management" by a company to be excludable pursuant to Rule 14a-8(i)(7). In *Wachovia Corporation* (February 10, 2006), the Division found that matters relating to the "evaluation or risk" are ordinary business and therefore, excludable under Rule 14a-8(i)(7). In *Dow Chemical Co.* (February 23, 2005), a proposal sought the creation of a report to stockholders concerning the impact of certain litigation on the company. The Division agreed with Dow Chemical Co. that such a proposal was excludable pursuant to Rule 14a-8(i)(7) on the basis that it involved an "evaluation of risk." A stockholder proposal seeking the board of directors of General Electric Company to "establish an independent committee to: 1) prepare a report evaluating risk of damage to GE's brand name and reputation in the United States as a result of the growing tendency to send manufacturing and service work to other countries" was also found by the Division to be excludable under Rule 14a-8(i)(7) on the grounds of "evaluation of risk." *See General Electric Company* (January 1, 2006). In *McDonald's Corporation* (March 14, 2006), the Division agreed with the company that a proposal seeking implementation of a "comprehensive risk strategy" was "risk management" and therefore excludable pursuant to Rule 14a-8(i)(7). As was the case in the aforementioned letters, the Proposal calls for the Corporation to disclose information involving the evaluation of risk. The Proposal calls for the Corporation to provide information relating to its exposure in the areas of structured investment vehicles[1], structured securities and conduits. Providing such information inherently involves judgment regarding the credit and market risks associated with offering, managing and/or investing in those various financial products. Further, the Proposal specifically requests information pertaining to the Corporation's "***credit risk management*** policy" (emphasis added). As the Proponent's request would require the Corporation to provide information that specifically and intrinsically involves an evaluation of risk, namely credit and market risk of off-balance sheet liabilities, the Proposal is not proper for inclusion in the Corporation's 2008 Annual Report.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. As noted above, the Proposal's main concern is disclosure in an area the Proponent believes there is "an absence of reliable information about many off-balance sheet instruments that are included in the portfolios of many financial institutions. . . ." Although managing off-balance sheet risk is significant to the Corporation and part of its day-to-day operations, such management and disclosure regarding such management policies do not raise any significant policy issues. Instead, the Proposal is merely seeking additional detailed disclosure regarding one part of the Corporation's business.

Conclusion

The Proposal is clear, it relates solely to gaining more detailed disclosure regarding the Corporation's policies relating to management of off-balance sheet arrangements and the day-to-day management of the Corporation's financial risk, specifically relating to off-balance sheet arrangements, and disclosure of related management policies. Consistent with the foregoing discussion, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See 1998 Release*. The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in the *1983 Release*). In the *1983 Release*, the Commission noted that the "previously formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose."

The Division has taken the position that if a major portion of a stockholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *See American Brands, Inc.* (February 3, 1993). Therefore, if the Corporation has substantially implemented a major portion of the Proposal, the entire Proposal is excludable. "[A] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Texaco Inc.* (March 28, 1991). In addition, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). *See The Gap Inc.* (March 16, 2001).

The Proposal has been substantially implemented pursuant to the requirements found in Regulation S-K, Item 303(a)(4) ("Item 303(a)"). Item 303(a) requires that the Corporation discuss, in a separately-captioned section, its off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. To the extent necessary for such an understanding, the Corporation must state "(A) [t]he nature and business purpose . . . of such off-balance sheet arrangements; (B) [t]he importance . . . of such off-balance sheet arrangements in respect of its liquidity, capital resources, market risk support, credit risk support or other benefits; (C) [t]he amounts of revenues, expenses and cash flows . . . arising from such arrangements; the nature and amounts of any interests retained, securities issued and other indebtedness incurred by the registrant in connection with such arrangements; and the nature and amounts of any other obligations or liabilities (including contingent obligations or liabilities) of the registrant arising from such arrangements that are or are reasonably likely to become material and the triggering events or circumstances that could cause them to arise; and (D) [a]ny known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination, or material reduction in availability to the registrant, of its off-balance sheet arrangements that provide material benefits to it, and the course of action that the registrant has taken or proposes to take in response to any such circumstances." Pursuant to Regulation S-K, Item 303(b) ("Item 303(b)"), companies must report on any material changes in its off-balance sheet arrangements in its quarterly reports on Form 10-Q.

The Corporation has complied, and will continue to comply, with the requirements of Item 303(a) in its annual reports on Form 10-K by providing disclosure concerning its material off-balance sheet arrangements. Further, the Corporation has provided, and will continue to provide, quarterly updates identifying material changes in its off-balance sheet liabilities in its quarterly reports on Form 10-Q. While Commission regulations do not expressly require the Corporation to provide information on "collateral and other credit risk management policy for off balance sheet liabilities" as requested in the Proposal, Items 303(a) and 303(b) require the Corporation to provide information regarding its off-balance sheet arrangements "that have or are reasonably likely to have a current or future effect on the [Corporation's] financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is ***material*** to investors" (emphasis added). This broad requirement would capture any aspects of the Corporation's collateral and other credit risk management policy that are material to off-balance sheet liabilities.

Disclosure pursuant to Items 303(a) and 303(b) would also require discussion of the Corporation's exposure to structured investment vehicles[1], structured securities and conduits to the extent such disclosure is material to its stockholders. Because the requirements of Items 303(a) and 303(b) are broader than the disclosure sought in the Proposal, the Corporation may be required to provide information beyond what is sought by the Proposal. Further, the disclosure required pursuant to Items 303(a) and 303(b) is made on a quarterly basis, which is the time period requested by the Proponent in its Proposal. Further, the Corporation's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are made available to stockholders on its website at http://www.bankofamerica.com, satisfying the Proposal's request that such information be posted to the Corporation's website. The Proposal is further satisfied currently by the posting of information relating to the Corporation's Asset Quality Committee on its website.

In addition to the disclosure required by Item 303 of Regulation S-K, the Corporation's periodic filings discuss off-balance sheet risks in numerous sections. For example, the Corporation's 2006 Form 10-K discusses regulatory risk weighting of off-balance sheet exposures and the four categories of risk assigned to such exposures under the caption "Government Supervision and Regulation - Capital and Operational Requirements." Further, detailed disclosure is provided in the 2006 Form 10-K under the heading "Off- and On-Balance Sheet Financing Entities." In that section, the Corporation states that it manages its "credit risk on these commitments by subjecting them to our normal underwriting and risk management processes." Under "Credit and Liquidity Risks," the Corporation states that it manages "risks, along with all other credit and liquidity risks, within our policies and practices." Finally, the Corporation's periodic reports provide substantial disclosure regarding the day-to-day business of managing the numerous operational risks faced by the Corporation as part of its normal operations.

The Corporation currently engages in a determination of what information relating to off-balance sheet arrangements is material to its financial condition and results of operations and is required disclosure and makes such disclosure in its Form 10-K and Form 10-Q reports, which are made publicly available. In addition, the Corporation makes substantial additional disclosure regarding risk management, in particular as it relates to off-balance sheet exposure. In light of the broad disclosure requirements of Items 303(a) and 303(b), and the Corporation's current compliance with such regulation and voluntary disclosures, the Corporation believes that it has substantially implemented the Proposal.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Missionary Oblates of Mary Immaculate
Adrian Dominican Sisters
Providence Trust
St. Scholastica Monastery
Mount St. Scholastica
Monasterio Pan de Vida
Sisters of Charity of Saint Elizabeth

Disclosure of off balance sheet liabilities and exposure

Whereas the absence of reliable information about the many off -balance sheet instruments that are included in the portfolios of many financial institutions increases panic type behavior during times of crisis, a problem that the new accounting rules, which were put in place after the collapse of Enron, were intended to address and have failed to do so,

Whereas according to David Dodge, Governor of the Bank of Canada "credit conditions were eased by increased securitization and movement of financial risk off the balance sheets" and now this cure is a significant source of the current crisis;

Whereas according the Financial Times "the toll of big bank losses from the credit squeeze topped $180 billion",

Whereas "history shows that panicky conditions end when information improves. Markets would stabilise when banks, hedge funds and other institutional investors start disclosing more about their holdings of questionable assets". (Henry T. Azzman, CEO of Middle East & North Africa/Deutsche Bank)

Whereas the IMF, in its September 2007, 'Global Financial Stability Report' stated that "Financial institutions could be more transparent and disclose to investors and counterparties how their market risk management systems would react and could be managed in a stressed environment."

Whereas the instability triggered in the financial markets by the subprime lending problem is prompting calls by regulators and others to update the regulation dealing with innovations in the mortgage business and the broader financial markets;

Whereas even Federal regulators have been unable to obtain needed information about off-balance sheet exposures. Secretary Paulson stated: 'The regulators didn't have clear enough visibility with what was going on in terms of these off-balance-sheet SIV's."

Whereas Bank of America Corp. disclosed in October 2007 that it set aside $2.03 billion in the third quarter to cover bad loans amid the worst U.S. housing slump in 16 years. and saw third-quarter profit to drop 32 percent, more than analysts estimated;

Whereas Bank of America disclosed in October 2007 that it's non-performing assets rose to $3.37 billion from $2.39 in the previous quarter;

Resolved that shareholders request the company to disclose on its website (omitting proprietary information and at a reasonable cost) quarterly collateral and other credit risk management policy for off balance sheet liabilities and exposure in the following areas:

- Structured Investment Vehicles;
- Structured securities
- Conduits;

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 15, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by the Missionary Oblates of Mary Immaculate, the Sisters of Charity of St. Elizabeth, the Adrian Dominican Sisters, the Providence Trust, St. Scholastica Monastery (Sisters of Fort Smith), the Benedictine Sisters of Mount St. Scholastica, and the Monistrio Pan de Vida (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the Company"), and who have jointly submitted a shareholder proposal to BAC, to respond to the letter dated December 21, 2007, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company, in which BAC contends that the Proponents' shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BAC's year 2008 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests BAC to disclose periodically its "collateral and other credit risk management policy for off balance sheet liabilities and exposures to "Structured Investment Vehicles", "Structured Securities" and "Conduits".

BACKGROUND

It is unnecessary to rehearse the credit crunch that has resulted from the sub-prime mortgage crisis. Suffice it to say that at the core of the problem has been the various bank and investment bank created off balance sheet investment vehicles that have been created in abundance in recent years to hold, among other assets, CMOs (containing many, or mostly, sub prime mortgages) and credit swaps (usually based on these types of CMOs). Since the underlying assets of these vehicles are themselves opaque, these off balance sheet entities themselves have been, to say the least, opaque.

This lack of disclosure has been widely decried. For example, the *Financial Times* of January 26/27, 2008, (all *Financial Times* dates refer to the US edition) stated, with respect to the underlying assets of these off balance sheet entities:

> Banks that produce complex and illiquid derivative products that have been at the heart of the credit squeeze might be forced to provide more information about their products on public stock exchanges.
>
> Leaders of NYSE Euronext, the US-European exchange group, said yesterday that global regulators were considering telling banks they must disclose basic data about such contracts, many of which have fallen sharply after the US subprime housing crisis.
>
> The move would be a first step towards increasing disclosure on one of the most illiquid and little-understood areas of modern financial markets. The rapid growth of the credit derivative markets, and the lack of information about many contracts, has exacerbated the loss of investor confidence in debt markets.
>
> Duncan Niederauer, chief executive of NYSE Euronext, told a media briefing in Davos that the exchange had been approached by global regulators asking whether it and other stock exchanges could become clearing houses for information on over-the-counter contracts such as collateralised debt obligations and credit default swaps.
>
> "There is a severe lack of transparency in some of these instruments. You cannot punch a screen and say: 'What is the quote for this exotic piece of paper?' I would think a natural first step might be to, say, turn us into a quoting and reporting facility," he said.
>
> European securities regulators and the Securities and Exchange Commission in the US are reviewing the steps needed to prevent a recurrence of

the credit crisis of the past few months. One of the biggest shocks was the rapid loss of confidence in complex instruments that were sold by banks to handfuls of investors.

Jean-François Théodore, NYSE Euronext deputy chief executive, said banks might initially be asked to provide some data about securities and disclose the price of transactions.

"They [regulators] want to oblige the person who creates the piece of paper to do a little more than absolutely nothing," he said.

Even if regulators tell banks that they must disclose data on OTC contracts, they may prefer to do so through their own trade reporting platforms rather than public stock exchanges, with which they compete for equity trades.

Similarly, *The New York Times* of January 27, 2008 (Financial Section) quoted the economist Henry Kaufman as indicating that the current credit problems are much more severe than other credit crunches of recent memory:

> In the latter part of the 1970s and early 80s we had the problems of Brazil, Argentina, Mexico not paying their debts. Those were kind of nice, isolated items and could be clearly defined. They weren't as opaque and they weren't as heterogeneous as the problems in the credit market now.

One reason why the crisis is so severe is uncertainty concerning counter-party risk. *The Wall Street Journal* published, on January 18, 2008, a first page article entitled "Growing Default Fears Unnerve U.S. Markets", which, *inter alia*, described many interest swaps as the equivalent of naked short sales:

> The turmoil on Wall Street is beginning to rock a foundation of the financial system: the ability of institutions to make good on their many trades with one another. . . .
>
> At the center of these concerns is a vast, barely regulated market in which banks, hedge funds and others trade insurance against debt defaults. This isn't like life insurance or homeowners' insurance, which states regulate closely. It consists of financial contracts called credit-default swaps, in which one party, for a price, assumes the risk that a bond or loan will go bad. This market is vast: about $45 trillion, a number comparable to all of the deposits in banks around the world. [An op ed by Wolfgang Munchau in the *Financial Times* of January 14, 2008, states that this $45 trillion market is "not an easy figure to imagine. It is more than three times the annual gross domestic product of the U.S."]

Not everyone who buys one of these contracts has bonds to insure; because the value of an insurance contract rises or falls with perceptions of risk, some players buy them just to speculate. In much the way gamblers make side bets on football games, a financial institution, hedge fund or other player can make unlimited bets on whether corporate loans or mortgage-backed securities will either strengthen or go sour.

If they default, everyone is supposed to settle up with each other, the way gamblers settle up with their bookies after a game. Even if there isn't a default, if the market value of the debt changes, parties in a swap may be required to make large payments to each other.

This being Wall Street, the investors often use heavy borrowing to magnify their wagers.

The article went on to state:

With many bond values falling and defaults rising, especially in the mortgage arena, some institutions involved in these trades are weakened. This has investors and regulators worried that, through such swaps, some market players could spread their own problems to the wider financial system.

"You are essentially counting on the reliability of strangers" to pay up on their contracts, notes Warren Buffett, the Omaha billionaire. In some cases, he says, market players can't determine whether their trading partners have the ability to pay in times of severe market stress.

The issue is raising broader concern among regulators and investors over what Wall Street calls "counterparty risk," the danger that one party in a trade can't pay its losses. A recent survey by Greenwich Associates found that 26% of investors were worried about counterparty risk, nearly double those who said so in a poll last March.

Federal Reserve Chairman Ben Bernanke, testifying before Congress yesterday, noted that "market participants still express considerable uncertainty about the appropriate valuation of complex financial assets and about the extent of additional losses that may be disclosed in the future." He said bad financial news has the potential to limit the amount of credit available to households and businesses. . . .

This isn't the first time the financial world has shuddered at counterparty risk. In the spring of 2005, the downgrading of General Motors Corp. and Ford Motor Co. bonds to "junk" status led to losses for hedge funds that had bought exposure to these bonds through credit-default swaps.

> A far bigger problem came in 1998, when the big hedge fund Long Term Capital Management nearly collapsed. Regulators scrambled to arrange an industry bailout, fearing broad damage to the world financial system if LTCM couldn't make good on billions of dollars of trades with others.
>
> The LTCM crisis involved just one fund, enabling regulators to track its scope quickly. It's possible that as in the LTCM and auto-bond instances, the markets will soon stabilize without further trouble. But the landscape today is more complex. Traders increasingly sell their credit-risk commitments to other investors in multiple layers, making it difficult to know where the risk ultimately resides. . . .
>
> The market for swaps has grown fivefold just since 2004. It has no publicly posted prices; the contracts are sold privately among dealers. The market began 12 years ago with insurance against defaults on corporate bonds, expanding in 2005 to mortgage securities. . . .
>
> Bill Gross, chief investment officer at Allianz SE's Pacific Investment Management Co, or Pimco, recently told investors that if defaults in investment-grade and junk corporate bonds this year approach historical norms of 1.25% (versus a mere 0.5% in 2007), sellers of default insurance on such bonds could face losses of $250 billion on the contracts. That, he said, would equal the losses some expect in the subprime-mortgage arena.
>
> With no central trade processing of credit-default swaps, defining trading-partner risks can be a Herculean task. Mr. Buffett learned the difficulty of unraveling such complex instruments in 2002 when he directed General Re Corp., a reinsurer that had been acquired by his Berkshire Hathaway Inc., to pull back from the business of these swaps and other derivatives. It took General Re four years to whittle the business from 23,218 contracts to 197 by the end of 2006.
>
> Doing so involved tracking down hundreds of counterparties to General Re's trades, many of which Mr. Buffett and his colleagues had never heard of, he says, including a bank in Finland and a small loan company in Japan, to name just two. One contract, Mr. Buffett says, was designed to run for 100 years. "We lost over $400 million on contracts that were supposedly" safe and properly priced, "and we did it in a leisurely way in a benign market," Mr. Buffett says. "If we had to unwind it in one month, who knows what would have happened?"

Bill Gross, "manager of the world's largest bond fund at Pimco" and the bond world's equivalent to Warren Buffet in the stock world, was quoted in the *Financial Times* of January 11, 2008:

> So when Bill Gross, manager of the world's largest bond fund at Pimco, warned this week the CDS world could create new systemic risks, investors were understandably concerned.

Mr Gross pointed out that in recent years credit derivatives had been heavily used by the so-called shadow banking system - or the assortment of thinly capitalised, off balance sheet vehicles that have been created by banks this decade. These entities might struggle to meet their obligations if derivative contracts are triggered, creating so-called counterparty risk for those expecting to be paid.

"The conduits that hold CDS contracts are, in effect, non-regulated banks," says Mr Gross. "[There are] no requirements to hold reserves against a significant 'black swan' run that might break them."

The lack of transparency with respect to the types of off balance sheet vehicles that are the subject of the Proponents' shareholder proposal was discussed in the "Lex Column" of the *Financial Times* on January 10, 2008:

The idea that accounts represent the truth would amuse many seasoned investors. Still, even fanatical annual report readers would have struggled to predict banks' exposure to financial detritus such as structured investment vehicles, collateralised debt obligations and conduits. Citigroup estimates European banks could see €450bn worth of "involuntary" growth in assets as off-balance sheet activity is consolidated in their accounts.

The International Accounting Standards Board, with the blessing of US standard setters, is considering how better to capture off-balance sheet activity. One idea is to publish a "parallel balance sheet" in the form of a footnote. This would detail exposure to unconsolidated vehicles, along with a sensitivity analysis. There are some good arguments for this. Capital adequacy rules, unlike accounts, often define assets taking into account contingent commitments to extend loans to customers.

Similarly, according to the *Financial Times* (January 17, 2008):

Josef Ackermann, chief executive of Deutsche Bank, has called for a thorough overhaul of the operations of investment banks and regulators to combat a widespread loss of investor confidence in complex finance.

Banks needed to find ways of making complex structured products, such as mortgage securities, far more transparent, thus reducing investors' dependency on credit ratings, Mr Ackermann said.

"Improved transparency is decisive, including disclosure of off-balance-sheet exposures, such as structured investment vehicles," Mr Ackermann said in a private speech to the London School of Economics this week. Deutsche Bank is now circulating the speech to key clients and regulators.

Regulators had to shift from their emphasis on regulatory capital issues to a more "holistic" approach that also monitored banks' liquidity positions.

"In the early 1930s, the SEC restored confidence in markets by providing transparency on share prices ... sound pricing infrastructure needs to be developed [for complex] new products," said Mr Ackermann.

The comments are some of the most outspoken calls for reform made by a senior banker. But Mr Ackermann's remarks reflect an intensifying debate behind the scenes between policymakers and bankers about how best to respond to the credit squeeze.

These discussions are likely to intensify next week when regulators, bankers and world leaders gather for the World Economic Forum in Davos, not least because central bankers and regulators are expected to issue calls for policy reform in the spring.

Some Wall Street and City bankers fear the mounting toll of losses linked to subprime-linked securities and other debt will soon prompt US politicians and regulators to clamp down on complex finance.

However, bankers such as Mr Ackermann hope this can be avoided if the industry is seen to reform itself.

The Proponents' shareholder proposal is a step in the attempt to convince the industry to reform itself.

As a result of the credit crisis, total write downs worldwide have thus far approximated $150,000,000,000., with some $120,000,000,000. more anticipated In its 8-K dated January 22, 2008, BAC reported that it had suffered write downs in excess of $5,250,000,000.

RULE 14a-8(i)(10)

The Company contends that it has substantially complied with the Proponents request because it provides the information required by Items 303(a)(4) and 303(b) of Regulation S-K. Item 303(a)(4) requires that in the registrant's MD&A it discuss any "Off-balance sheet arrangements" as of the end of its most recent fiscal year and Item 303(b) requires updating such information in interim reports.

However, the Company has not quoted any information that it has actually supplied via its MD&A. We are therefore more than a little perplexed by BAC's contention that it has already disclosed the information requested in the Proponents' shareholder proposal. BAC, without citing any specific page or statistic, merely says that it reports what is required by Item 303(a). Without more specificity, this hardly meets the burden of proof, that rests on BAC, to establish the applicability of Rule 14a-8(i)(10).

If, despite the Company's failure to establish that the Proponents' shareholder proposal has been substantially implemented, one were nevertheless to examine the MD&A set forth in BAC's most recent 10-K (at pages 11-99), filed on February 28, 2007, there is not one specific reference to off-balance sheet special entities in the entire 39 page portion of the MD&A (pp. 46-84) devoted to the Company's discussion of risk. Although the MD&A contains a short section (pp 43-45) that refers to off-balance sheet entities, there is nothing in those pages that responds directly to the Proponent's request for disclosure of "collateral and other credit risk management policies" for SIVs, conduits and other structured products other than (as quoted by the Company in its letter) that BAC manages its risks "within our policies and practices", without attempting to specify what those policies and practices are or how they would be applied to off-balance sheet entities. Rather than do so, the Company contends that it releases whatever information that it, itself, deems to be material. By definition, all shareholder disclosure resolutions ask for information over and above what the registrant is required under the SEC's disclosure rules to disclose as material to the company. If the Company's argument were to be accepted, the logical result would be that NO disclosure resolution would ever pass muster under Rule 14a-8(i)(10). In this connection, we draw the Staff's attention, by analogy, to the Staff's approach under Rule 14a-8(i)(7) with respect to requests to supplement the information contained in mandatory Commission filings. That Staff position is described hereinafter in connection with the *Johnson Controls* no-action letter discussed in the following (Rule 14a-8(i)(7)) portion of this letter.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

RULE 14a-8(i)(7)

The no-action letters relied on by the Company are readily distinguishable. The *J.P.Morgan* letter, for example, excluded a proposal that requested the registrant to "include a discussion of the risks of inflation and deflation" and the proposal was excluded on the ground that it related "to [the registrant's] ordinary business operations (i.e., evaluation of risk in reports to shareholders)." In contrast, the Proponents' shareholder proposal does not request an evaluation of risk, but rather than the Company disclose its existing policies. The *Dow* letter is also readily distinguishable on identical grounds. (See also the more detailed discussion below concerning "evaluation of risk".)

Even less applicable to the instant situation is the *Johnson Controls* no-action letter. In that case, the shareholder had requested that the registrant take "the necessary steps that Johnson controls, Inc. specifically identify the true value of the Shareholders' equity when the goodwill is (as it is now) nearly as high as the shareholders' equity. This new disclosure could be discontinued when the Goodwill is reduced to a realist number ... say 10% of the shareholders' equity." Not surprisingly, the Staff determined that the proposal dealt with "the presentation of financial statements in reports to shareholders" and was therefore excludable under Rule 14a-8(i)(7). The Proponents' shareholder proposal, however, does not request any financial presentation, in the financial statements or otherwise.

The *Johnson Controls* no-action letter is also notable for an additional reason. In that letter the Staff announced a new policy with respect to shareholder proposals, stating that "we have determined that proposals requesting additional disclosures in Commission prescribed documents should not be omitted under the 'ordinary business' exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission". Therefore, even if the Proponents' shareholder proposal were to be deemed to request that supplementary information be supplied in the 10-K or 10-Q, that would not, in and of itself, justify exclusion of the proposal under Rule 14a-8(i)(7). Consequently, the Company's argument on page 6, first and second full paragraphs, is wholly without merit. There is nothing inherently wrong with "requested disclosure that goes beyond what is currently required".

In *Travelers*, the proponent requested the registrant to adopt a specific accounting method. It was therefore not surprising that the Staff deemed the matter to be "ordinary business" No similar request has been made by the Proponents, who have requested disclosure of non-accounting policies, not adoption of specific accounting treatments. In a like manner, the proponent in *BankAmerica* requested "detailed disclosure regarding the Company's reserve accounts", again a balance sheet disclosure item, even aside from the question of whether the letter was overruled by *Johnson Controls*. Similarly to *Travelers* and *BankAmerica*, the proponent in *Conseco* requested specific accounting treatment of certain items.

In *Crescent*, the proponent requested a policy that would have required that very detailed, prescribed information be disclosed in connection with all conflict of interest transactions engaged in by members of the governing board. The Staff, not surprisingly, barred the proposal. In the instant case, however, the Proponents are not prescribing the disclosure of specific detailed facts, but rather of the Company's own policies.

Finally, the relevancy of the *Occidental* no-action letter is unclear, since it pertains to the selection of auditors, a topic that the Staff has (at least in recent years) consistently ruled is a matter of ordinary business.

The Company also argues that the Proponents' shareholder proposal involves the evaluation of risk. As noted above in connection with the *J.P. Morgan* and *Dow* no-action letters, in those cases the proponent requested the Company to evaluate its own actions to see if they were creating a risk to the registrant. Both of those letters bear no resemblance to the instant situation. The Proponents are not asking the Company to evaluate the risks inherent in SIVs, conduits or other structured investment vehicles.

Instead, they are asking the Company to inform its shareholders of its existing risk management policies concerning these off balance sheet investment vehicles.

The *Wachovia* no-action letter, cited by BAC, requested a "report on the effect on Wachovia's business strategy of the challenges created by global climate change." Like the *J.P. Morgan* and *Dow* no-action letters, the proposal clearly called for a risk assessment by the registrant. The Proponents' shareholder proposal makes no such request. Similarly, in the second *Dow* no-action letter cited by the Company, the proponent requested a "report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on Dow Chemical, its reputation, its finances and its expansion in Asia and elsewhere". Not surprisingly, this proposal was deemed by the Staff to be one that involved the "evaluation of risks and liabilities". And, as noted in the Company's letter, the proposals to *General Electric* (no-action letter dated January 12, 2006, not January 1, 2006) and *McDonalds* clearly were pure risk evaluation proposals. In contrast, the Proponents' shareholder proposal does not call for an evaluation of risk. It does not, as asserted by the Company, request information "relating to its exposure" to structured investment vehicles, but rather requests the disclosure of an existing policy already adopted by the Company. In short, there is no evaluation called for by the proposal, whether of risk or otherwise.

Finally, we believe that the Proponents' shareholder proposal clearly raises an important policy matter so as to preclude the application of Rule 14a-8(i)(7). As briefly outlined in the "Background" section of this letter, the inadequacy of disclose is at the core of the current credit crunch. Since the Proponents' shareholder proposal is an attempt to get at one important aspect of that inadequate disclosure, their proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber, Esq.
Rev Seamus Finn and all other proponents
Nadira Narine
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2007

The proposal requests that the company disclose collateral and other credit risk management policy for off balance sheet liabilities and exposure in three areas specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END